UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Section 240. 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO Section 240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
	(Amendment No. __)*

	Iconic Brands, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	45107V306
	(CUSIP Number)

Tracy Memoli
President, FrutaPop LLC
312 11th Ave. #6S
New York, NY 10001
(212) 203-9307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2021
			(Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45107V306
	13D
Page 2



1
NAME OF REPORTING PERSON

FrutaPop LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [  ]
(b) [  ]

3
SEC USE ONLY

4
SOURCE OF FUNDS
OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e) [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

7
SOLE VOTING POWER
7,388,219

8
SHARED VOTING POWER
0

9
SOLE DISPOSITIVE POWER
7,388,219

10
SHARED DISPOSITIVE POWER
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,388,219
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
8.3%1
14
TYPE OF REPORTING PERSON

OO


CUSIP NO. 45107V306
13D
Page 3

ITEM 1.

This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Iconic Brands, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 44 Seabro Avenue, Amityville, New York 11701.


ITEM 2.

	(a)	Name of Reporting Person.

			FrutaPop LLC

	(b)	Address of Principal Business Office or, if none, Residence.

			FrutaPop LLC: 312 11th Ave. #6S, New York, NY 10001

	(c)
		Current information concerning the identity and background of the members of FrutaPop LLC is set forth in Annex A, which is incorporated herein by reference in response to this item.

	(d)	During the last five years, neither the Reporting Person, nor
		any of its respective members, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, neither the Reporting Person, nor
		any of its respective members, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

	(f)
		Reference is made to Annex A.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock that are the subject of this Schedule 13D were received as part of the pro rata consideration paid to FrutaPop
LLC in connection with the Issuer's acquisition of all of the outstanding membership interests of TopPop LLC, a New Jersey limited liability company ("TopPop") from FrutaPop LLC and the other members of TopPop
(the "Acquisition").
The Acquisition occurred on July 26, 2021 in accordance with the terms of the Acquisition Agreement, dated as of July 26, 2021, by and among the Issuer, TopPop, FrutaPop LLC, Thomas Martin, and InnoAccel
Investments LLC (the "Acquisition Agreement").

Under the terms of the Acquisition Agreement, part of the total consideration payable to FrutaPop LLC, Thomas
Martin, and InnoAccel Investments LLC, as sellers, was paid in Common Stock, with 26,009,600 shares of Common Stock issued to the sellers at an aggregate value of $8,128,000, or $0.3125 per share. The pro rata portion of these shares of Common Stock to which FrutaPop LLC was entitled was 7,388,219 shares of Common Stock, which shares were received on July 26, 2021.

ITEM 4.	Purpose of Transaction

The shares were acquired in connection with the Acquisition, and pursuant to the terms of the Acquisition Agreement, as detailed in Item 3 above.

Under the terms of the Acquisition Agreement, FrutaPop LLC may be entitled to receive additional shares of Common Stock in connection with any earn-out payments that may become payable pursuant to the terms of the Acquisition Agreement for each of the annual periods ending July 31, 2022, and July 31, 2023, which earn-out payments are contingent upon TopPop meeting and exceeding certain earnings thresholds during such periods. At least 45% of any such earn-out payments that become payable must be paid in the form of Common Stock of the Issuer, valued at the then-prevailing market price.

Other than as described above, neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person set forth in Annex A hereto, currently has any plan or proposal that relates to, or may result in, any of the matters enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
	(a)	Amount Beneficially Owned and Percent of Class

FrutaPop LLC is the beneficial owner of 7,388,219 shares of Common Stock, representing 8.3% of the total number of outstanding shares of Common Stock (based on (i) 89,182,764 shares outstanding as of July 26, 2021).

	(b)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 7,388,219

			(ii)	shared power to vote or to direct the vote: 0

			(iii)	sole power to dispose or to direct the disposition: 7,388,219

(iv)	shared power to dispose or to direct the disposition: 0

(c) 	Other than as set forth in response to Item 3 above, which is incorporated
	herein by reference, no other transactions in the Issuer's Common Stock by the Reporting Person were effected in the past sixty (60) days.

(d)	No other person is known to have the right to receive or the power to
	direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with
	Respect to Securities of the Issuer.

The information provided under Items 3 and 4 of this
Schedule 13D is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

ITEM 7. 	Material to Be Filed as Exhibits.

99.1	Acquisition Agreement, dated as of July 26, 2021, by and among
	Iconic Brands, Inc., TopPop LLC, FrutaPop LLC, InnoAccel
	Investments LLC, and Thomas Martin (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 27, 2021).





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							FRUTAPOP LLC

		July [ ], 2021    			By:/s/ Tracy Memoli
							Name: Tracy Memoli
							Title: President




Annex A

Information with Respect to Members and Executive
Officers of the Reporting Person


The name and principal occupation of each of the members, managers and executive officers of FrutaPop LLC, are listed below.
The business address of each person listed below is 312 11th Ave. #6S, New York, NY 10001.
Each individual identified below is a citizen of the United States.

Managers/Members/Officers:
Name
Principal Occupation
Tracy Memoli
Member, Manager, President, FrutaPop LLC
Laurance Rassin
Member, Manager, Chief Marketing Officer, FrutaPop LLC
Perimeter Companies, LLC
Member, Manager, FrutaPop LLC
Lowell Dashefsky
Member, FrutaPop LLC

1 Based on 89,182,764 shares outstanding as of July 26, 2021.
---------------



















PHTRANS\449171\1